Riot Platforms, Inc. 3855 Ambrosia St., Ste. 301 Castle Rock, CO 80109 +1 (303) 794-2000 www.RiotPlatforms.com

FOIA CONFIDENTIAL TREATMENT REQUESTED BY RIOT PLATFORMS, INC. PURSUANT TO (“SEC RULE 83”)

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR CERTAIN POTIONS OF THIS LETTER. THIS LETTER OMITS CONFIDENTIAL INFORMATION (THE SYMBOL “[***]” HAS BEEN INSERTED IN PLACE OF THE OMITTED PORTIONS) INCLUDED IN THE UNREDACTED VERSION OF THE LETTER DELIVERED TO THE DIVISION OF CORPORATION FINANCE.

November 1, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:Lulu Cheng; David Lin; Michelle Miller; and Mark Brunhofer

Re:Riot Platforms, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed February 23, 2024

Form 10-Q for the Period Ending June, 30, 2024

Form 8-K filed July 31, 2024

File No. 001-33675

Ladies and Gentlemen:

On behalf of Riot Platforms, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) received on October 3, 2024, relating to the Company’s Form 10-Q (the “Form 10-Q”) filed with the SEC on July 31, 2024, Form 10-K (the “Form 10-K”) filed with the SEC on February 23, 2024, and Form 8-K (the “Form 8-K”) filed with the SEC on July 31, 2024.

For your convenience, the Staff’s comments have been repeated below in their entirety in bold, with the Company’s response to a particular comment set out immediately thereunder. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter received from the Staff on October 3, 2024. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the relevant Form 10-Q, Form 10-K, and Form 8-K, as applicable.

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Securities and Exchange Commission

November 1, 2024

Pursuant to 17 C.F.R. § 200.83, the Company requests confidential treatment for portions of its response to the Staff’s comment. Specifically, the Company requests that portions of its response that have been redacted from the version of this letter filed via the Commission’s EDGAR system and marked by the symbol “[***]” be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), as such responses contain confidential information. An unredacted version of this letter is being provided to the Commission under separate cover, along with the request for confidential treatment under SEC Rule 83.

Form 10-Q for the period ending June 30, 2024

General

1.	We note your proposed disclosure in Appendix “B” to your Form 10-K that your custodian holds your Bitcoin in segregated trust accounts solely for Riot’s benefit and that your “Bitcoin held in such trust accounts are therefore not at risk of such custodian’s creditors or subject to inclusion in the bankruptcy estate of such custodian, if such custodian were ever to petition for bankruptcy protection or otherwise be declared insolvent.” Please balance your disclosure in future filings by providing a risk factor that:
●	Addresses any potential uncertainties under applicable insolvency laws with respect to the holding of crypto assets in custodial accounts; and
●	Discloses any consequent risk that your custodially-held Bitcoin could be considered the property of your custodian’s estate in the event of a bankruptcy of your custodian, and addresses the material impact and risks to shareholders related thereto.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we will revise our disclosure, commencing with the Quarterly Report on Form 10-Q for the period ended September 30, 2024 (the “2024 Q3 Form 10-Q”), by providing a risk factor regarding the risks related to potential uncertainties under insolvency laws with respect to the holding of our Bitcoin assets in custodial accounts, and we intend to include such disclosure in future filings. In addition, the risk factor disclosure will address the risk that our custodially-held Bitcoin could be considered property of our custodian’s estate in the event of bankruptcy of our custodian and the material impact and risks to shareholders related thereto.

Condensed Consolidated Statements of Operations, page 2

2.	It is apparent from your disclosure added on page 29 in response to prior comment 8 that your cost of revenue for Bitcoin Mining does not include depreciation. Please represent to us that in future filings you will revise your statements of operations to provide the parenthetical disclosure called for in SAB 11B. To the extent depreciation and amortization are not included in any of your costs of revenues lines (i.e., Bitcoin Mining, Engineering and Other), ensure your disclosure covers all relevant captions.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we will revise our disclosure, commencing with the 2024 Q3 Form 10-Q, to provide parenthetical disclosure as called for in

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Securities and Exchange Commission

November 1, 2024

SAB 11B, and we intend to include such disclosure in future filings.

Notes to the financial statements, page 6

3.	Please revise future Form 10-Q filings to provide activity in notes to the financial statements for the current quarter in addition to the year-to-date information you currently present in the financial statements.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we will revise our disclosure, commencing with the 2024 Q3 Form 10-Q, to provide current quarter activity in notes to the financial statements in addition to year-to-date information where applicable, and we intend to include such disclosure in future filings. For example, we will add disclosure of activity for the current three-month period in addition to the previously reported year-to-date disclosures in Note 5. Bitcoin, where we will add disclosure of revenue recognized from Bitcoin mined and the change in fair value of Bitcoin, and in Note 9. Power Supply Agreements, where we will add disclosure for the change in fair value of derivative assets.

Note 2. Significant Accounting Policies and Recent Accounting Pronouncements

Revenue recognition, page 7

4.	We note your response to prior comment 17 and your revised disclosures. Please address the following:
●	You disclose that your mining pool participation agreements are freely terminable, at any time by you or by the pool operator, without penalty to either party and separately that for accounting purposes, each agreement has a duration of less than 24 hours and is therefore continually renewed. Confirm for us that your agreements are continually renewed as a result of either party being able to terminate the agreement at any time without penalty and therefore result in a duration that is less than 24 hours. If this is true, revise your policy disclosure in future filings to properly state the causal relationship (i.e., contracts are less than 24 hours in duration as a result of them being continuously renewed and not vice versa) and link the continuously renewal determination to the termination rights in your agreements.
●	In the first paragraph on page 8 you disclose that you measure the noncash Bitcoin consideration received at agreement inception and indicate that this measurement is based on the quoted price in your Principal Market at the beginning of the “contract period” at the single Bitcoin level. As contracts continuously renew and therefore there are multiple contracts incepted (and multiple contract periods) during each “measurement period” identified in the antepenultimate paragraph on page 7, tell us whether you mean you value Bitcoin consideration from the pool operator at the beginning of the measurement period. If so, revise your disclosure in future filings to indicate the specific time you measure Bitcoin and state that this specific time is on the date of contract inception. In this regard, see ASC 606-10-32-21 which clarifies that the measurement of noncash consideration is made on the date that the criteria in ASC 606-10-25-1 are met. If not, tell us the time you use to value Bitcoin consideration and clarify whether this time is on the date of contract inception for all

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Securities and Exchange Commission

November 1, 2024

the contracts during the measurement period.
●	In the penultimate paragraph on page 7 and the first paragraph on page 8 you refer to “contract period” when it appears you may be referring to the measurement period as there appear to be multiple contract periods throughout the day based on continuous renewal. Confirm for us whether this is true. If so, revise your disclosure in future filings to clarify. If not, tell us the contract periods to which you are referring.

Company Response: We respectfully acknowledge the Staff’s comment and respond as follows:

Bullet # 1:

We confirm that our mining pool participation agreement is freely terminable, at any time, by the Company or by the pool operator, without penalty to either party. We further confirm that for accounting purposes, the agreement has a duration of less than 24 hours as a result of the agreement being continually renewed at the beginning of each measurement period. The continual renewal of the agreement does not represent a material right requiring separate performance obligations as the FPPS formula remains the same upon each renewal. We will revise our disclosure, commencing with the 2024 Q3 Form 10-Q, to clarify this, and we intend to include such disclosure in future filings.

Bullet #2:

We confirm that we value Bitcoin consideration from the pool operator at the beginning of the measurement period, which we consider to be 0:00:00 UTC on the date of contract inception. We will revise our disclosure, commencing with the 2024 Q3 Form 10-Q, to clarify this, and we intend to include such disclosure in future filings.

Bullet #3:

We confirm that we were referring to the measurement period and, to clarify, we will revise our disclosure, commencing with the 2024 Q3 Form 10-Q, to remove the word “contract” and insert the word “measurement,” and we intend to include such disclosure in future filings.

Note. 9 Power Purchase Agreement, page 14

5.	We note your response to prior comment 18 and your revised disclosures on pages 14 and 15. Please enhance future filings by revising disclosure to:
●	Clarify, if true, that power usage is not a variable input in fair value determination of the Power Purchase Agreement (PPA) derivative fair value as under the terms of the PPA, the price and quantity of power are fixed, despite the existence of multiple blocks with separate power amounts and terms. If not true, tell us why not.
●	Clarify, if true, that the discounted cash flow estimation considers the PPA fixed-price of each block for a total of 345 MW as well as the disclosed quoted commodity exchange spot and forward prices as adjusted for basis spreads for load zone-to-hub differentials through the

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Securities and Exchange Commission

November 1, 2024

term of the PPA. If not true, tell us why not.
●	Enhance your rollforward of the change in fair value of the derivative asset to disaggregate the change in fair value between gains and losses and/or settlements for the periods presented. Refer to ASC 820-10-50-2(c) and (d). In this regard, as you either purchase power or elect to sell it back in exchange for credits against future power cost, it would appear that settlements occur each period. In your response, tell us how settlements are calculated for purposes of the requested disclosure.
●	Provide additional quantitative input disclosure as we note that the only quantitative input you provide (i.e., the discount rate used to calculate the fair value of the derivative asset) did not change from the 23.6% rate at December 31, 2023 and it otherwise is not clear from your financial statement disclosures what caused the changes in value in 2024. In your response tell us your consideration of disclosing estimates and or ranges of quoted commodity exchange spot and forward prices, adjusted for basis spreads for load zone-to-hub differentials through the term of the PPA, that presumably you would utilize in validating the derivative fair value determined by your third-party valuation specialist. Refer to ASC 820-10-35-54 and ASC 820-10-50-2(bbb)(2).

Company Response: We respectfully acknowledge the Staff’s comment and respond as follows:

Bullet #1:

We confirm that power usage is not a variable input in fair value determination of the Power Purchase Agreement (“PPA”) derivative fair value and we will revise our disclosure, commencing with the 2024 Q3 Form 10-Q to clarify this, and we intend to include such disclosure in future filings.

Bullet #2:

We confirm that the discounted cash flow estimation considers the PPA fixed-price of each block for a total of 345 MW as well as the disclosed quoted commodity exchange spot and forward prices as adjusted for basis spreads for load zone-to-hub differentials through the term of the PPA and we will revise our disclosure, commencing with the 2024 Q3 Form 10-Q, to state this, and we intend to include such disclosure in future filings.

Bullet #3:

We will revise our disclosure, commencing with the 2024 Q3 Form 10-Q, to enhance our rollforward of the change in fair value of the derivative asset to disaggregate the change in fair value between changes due to changes in the forward price curve and changes due to the passage of time and settlements for the periods presented, and we intend to include such disclosure in future filings. For the purposes of this disclosure, the change in fair value due to the passage of time is calculated first by using the forward price curve as of the current period end date to compute an estimated fair value of the derivative. Then, as of the same current period end date, the price curve used as of the prior period end date is used to compute an estimated fair value of the derivative as of the current period end date. The difference between those two estimates equals the change in value due to the passage of time, with the remainder of the change in the fair value of the derivative

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November 1, 2024

being attributable to settlements.

Bullet #4:

We respectfully acknowledge the discount rate of 23.6% was used for the derivative asset valuation as of June 30, 2024 and a discount rate of 23.1% was used as of December 31, 2023. However, the increase in discount rate was not a significant driver of the change in fair value of the derivative asset, and therefore not deemed material for disclosure. The primary driver of the change in fair value of the derivative asset was attributable to changes in the forward price curve for electricity. We will revise our disclosure, commencing with the 2024 Q3 Form 10-Q, to include a table of unobservable inputs, including forward power price ranges and averages during the respective reporting periods, and we intend to include such disclosure in future filings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

6.	We note your response to prior comment 12. Considering the material impact of your power strategy on operating results, period over period changes, and to inform investors of factors driving power curtailment credits, please address the following:
●	Enhance your disclosures in future filings to describe your power strategy, including factors considered in determining when you will power down operations and return power back to the utility market, under the terms of the PPA 345MW Long-term 24/7 Fixed Price Power Contract, as well as the interaction with the ERCOT Ancillary Services and ERCOT Four Coincident Peak Program consistent with that reflected in your Corporate Presentation FY 2023 Update provided as exhibit 99.2 to your Form 8-K dated February 22, 2024.
●	Disclose in future filings by period, consistent with your disclosures on pages 17 and 18 of your Corporate Presentation FY 2023 Update, power credits received from manual curtailment from powering down operations and returns of power back to the utility when market prices are higher than Bitcoin mining revenues, demand response credits received from ERCOT Ancillary Services as well as the graph of daily ERCOT South Hub average historical settlement prices, Bitcoin mining revenue and average cost of power.
●	Enhance your disclosures in future filings to quantify the impact of significant changes to inputs in the fair value of your PPA derivative asset that resulted in increases of over 100% in the change in fair value of derivative asset in your statements of operations for the three and six months ended June 30, 2024 compared to the three and six months ended June 30, 2023. In this regard, your disclosures on pages 32 and 34 that the changes in fair value were due to changes in future power prices over the applicable period provide no insight into the magnitude of those changes or the judgments involved in assessing those changes. To provide investors with a meaningful metric(s) in evaluating results, including relative to your related market risk disclosure based on a 10% change in the price of power as disclosed on page 38, at a minimum, disclose the rate of future price increases inherent in your derivative asset fair value estimates at both the beginning and end of each period presented and relate those amounts to futures market activity, explaining any significant differences.

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Securities and Exchange Commission

November 1, 2024

Company Response: We respectfully acknowledge the Staff’s comment and respond as follows:

Bullet #1:

We will revise our disclosure, commencing with the 2024 Q3 Form 10-Q, to include additional information about the demand response programs we utilize, as well as the ancillary market, which are primarily manual curtailment, ERCOT Ancillary Services, and the ERCOT 4CP Program, and how they impact the Company, and we intend to include such disclosure in future filings. We also will revise our disclosure, commencing with the 2024 Q3 Form 10-Q, to present the primary decisions points that guide our decision to power down operations and return power back to the utility, including when market prices for electricity provide the potential for us to receive more power curtailment credits than the Bitcoin Mining revenue we would have generated had we not curtailed our mining operations, and we intend to include such disclosure in future filings. This provides us with the ability to maximize our overall profitability between Bitcoin Mining and power curtailment credits, while supporting the grid and its other customers. We also included quantitative details of our total power curtailment credits, which include manual curtailment and demand response programs for each reporting period.

Bullet #2:

As described in our response to Bullet #1 of this comment 6 above, we will revise our disclosure, commencing with the 2024 Q3 Form 10-Q, to include the amount of power curtailments received, disaggregated by demand response programs and manual curtailments, and we intend to include such disclosure in future filings.

Bullet #3:

We will revise our disclosure, commencing with the 2024 Q3 Form 10-Q, to include reference to forward prices used in the valuation of our derivative asset and average forward prices during the respective reporting periods to provide investors with a meaningful explanation of the significant differences from period to period, and we intend to include such disclosure in future filings.

Bitcoin Mining, page 29

7.	We note your response to prior comment 8 and your disclosure of the cost to mine one Bitcoin for the six months ended June 30, 2024 and 2023. Please address the following:
●	Represent to us that you will revise your disclosure in future Form 10-Q filings to also provide information for the current three-month period and comparative prior year period in addition to the year to date periods.
●	As depreciation of miners is a continuing expense that is incurred and miners need to be replaced when they become obsolete, represent to us that in future filings you will include miner depreciation in quantitative tabular form along with fulsome narrative disclosures and not just disclosed in footnote (3), otherwise tell us why its inclusion is not warranted when disclosing your cost to mine one Bitcoin.
●	Tell us how you calculated the $45.6 million and $34.5 million amounts disclosed in footnote

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Securities and Exchange Commission

November 1, 2024

(3) to the table for the total cost to mine Bitcoin including miner depreciation for the six months ended June 30, 2024 and 2023, respectively. In this regard, for the 2024 period, for example, it appears that miner depreciation alone was $48.8 million (2,208 Bitcoin mined times $22,109 increase in per-Bitcoin cost to mine associated with depreciation), and when added to the $52.8 million cost of revenue for self-mining operations, net of power curtailment credits (that excludes miner depreciation) total costs including depreciation would be $101.6 million.
●	Represent to us that you will add footnote disclosure to your table in future filings that provides the estimated expected service lives of your miners and known information about miner replacements.
●	Represent to us that in future filings you will clarify whether, and if so, how, mining equipment acquisition costs factor into your breakeven analysis.

Company Response: We respectfully acknowledge the Staff’s comment and respond as follows:

Bullet #1:

We will revise our disclosures, commencing with the 2024 Q3 Form 10-Q, by including disclosure of revenue and change in the fair value of our Bitcoin for the current three-month period and comparative prior year period in addition to the year-to-date periods, and we intend to include such disclosure in future filings.

Bullet #2:

We will revise our disclosures, commencing with the 2024 Q3 Form 10-Q, by including miner depreciation in our cost to mine calculations in quantitative tabular form, as well as disclosure of estimated future depreciation expense of our Bitcoin miners by year, and we intend to include such disclosure in future filings.

Bullet #3:

We respectfully acknowledge the Staff’s comment and note that the previously disclosed amounts of $45.6 million and $34.5 million within Item 2. Management’s Discussion and Analysis were disclosing “the cost to mine one Bitcoin including miner-related depreciation expense” and were intended to be presented in whole numbers such as $45,600 and $34,500, and not stated in millions. As described in our response to Bullet #2 of this comment 7 above, we will include miner depreciation in our cost to mine calculations in quantitative tabular form.

Bullet #4:

We will revise our disclosure, commencing with the 2024 Q3 Form 10-Q, by including estimated future depreciation expense by year of our Bitcoin miners to provide the users of the financial statements visibility into the remaining estimated useful life of our miner fleet and possible future capital expenditures needed to replace aging machines, and we intend to include such disclosure in future filings.

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November 1, 2024

Bullet #5:

We will revise our disclosures, commencing with the 2024 Q3 Form 10-Q, to indicate that we do not incur any financing costs related to the acquisition of our Bitcoin miners, and we intend to include such disclosure in future filings.

8.	We note your response to prior comment 9. Considering continued developments, your evolving operations and recurring acquisitions, to provide your investors with a clear understanding of the underlying drivers of changes in your operating results, please represent to us that you will provide the key metrics below in a table format, both for the period presented and year-to-date for the current and prior year. Refer to Item 303(b)(2)(ii) and Instructions to paragraph (b) of Regulation S-K.
●	Total Hash Rate capacity vs deployed;
●	Total Power Capacity by site and in total;
●	Total miners vs deployed;
●	Cost to mine one Bitcoin as % of production value of one Bitcoin mined, including and excluding depreciation;
●	Production value of one Bitcoin mined; and
●	Cost of power per c/kWh consistent with your disclosures in your quarterly earnings updates.

Please also conform references to metrics between your presentations. For example, we note you refer to cost to mine one Bitcoin in your Form 10-Q versus direct cost to mine in your quarterly earnings updates.

Company Response: We respectfully acknowledge the Staff’s comment and advise that we will revise our disclosure, commencing with the 2024 Q3 Form 10-Q, to provide each of the requested key metrics, with the exception of total miners vs deployed, and we intend to include such disclosure in future filings. Respectfully, we no longer believe the quantity of miners is a relevant metric to readers of the financial statements. The types of models and brands of Bitcoin miners we own and that are available in today’s market vary significantly, primarily in terms of efficiency. We believe Hash Rate provides a more useful way of understanding a mining company’s potential performance and removes the risk of potentially misleading information as newer, more efficient and powerful miners have the ability to generate substantially more Bitcoin than older, less efficient and powerful miners.

We also confirm that we will conform references to metrics between our presentations in our Form 10-Q and 10-K filings and our earnings update materials.

Results of Operations

Comparative Results, page 31

9.	Please enhance future filings to provide prior year comparative information for Cost of revenue for Bitcoin mining as disclosed on pages 32 and 33. Refer to Item 303 and Instructions to

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Securities and Exchange Commission

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paragraph 303(b) of Regulation S-K.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we will revise our disclosure, commencing with the 2024 Q3 Form 10-Q, by providing prior year comparative information for Cost of revenue for Bitcoin mining in our Management’s Discussion and Analysis, and intend to include such disclosure in future filings.

Critical Accounting Estimates, page 37

10.	We note your response to prior comment 14 and your revised disclosures on page 37 and reissue in part. Please revise future filings to also discuss the underlying estimates related to your power purchase agreement/derivative asset and related power curtailment credits given their significance to your operating results. To the extent you do not believe critical accounting estimates are inherent in these measures, please explain why in your response. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-10890 for additional guidance.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we will revise our disclosure, commencing with the 2024 Q3 Form 10-Q, regarding our estimates related to the valuation of our derivative asset, and we intend to include such disclosure in future filings. We also respectfully note that the estimates related to the valuation of our derivative asset do not impact the amounts of power curtailment credits recognized, and that the amounts recognized are not subject to estimates. Because power curtailment credits are unpredictable due to various factors, such as weather, demand on the grid, supply of power on the grid, the amount of time we could be curtailed, and the price of electricity during curtailment, we recognize power curtailment credits in the period curtailment occurred and at the account amount of credits we receive.

Item. 3. Quantitative and Qualitative Disclosures About Market Risk, page 38

11.	We note your response to prior comment 15 and your revised disclosures. Please revise your risk regarding the price of power disclosures in future filings to clarify, if true, that the 10% increase/decrease in future power prices is from those prices used in deriving the fair value of your PPA derivative asset and not that future prices are expected to increase/decrease 10% from current price levels.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we will revise our disclosure, commencing with the 2024 Q3 Form 10-Q, for the risk regarding the price of power disclosures to clarify that the 10% increase/decrease in future power prices is from those prices used in deriving the fair value of our PPA derivative asset and not that future prices are expected to increase/decrease 10% from current price levels, and we intend to include such disclosure in future filings.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 1. Business

Industry Trends, page 6

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12.	We note your response to prior comment 1 and the revised disclosures in your June 30, 2024 Form 10-Q and partially reissue. Please further revise future filings to address the following:
●	Disclose the identity your third-party custodian.
●	Disclose the material terms of your (i) custody agreement and (ii) agreement in connection with your use of your custodian’s U.S. brokerage services to sell your Bitcoin. File the custody agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.
●	Disclose that you may choose to self-custody Bitcoin, as your response to bullet 2 indicates, and discuss the material risks attendant to self-custodying crypto assets.
●	Disclose that your insurance providers do not have inspection rights associated with your Bitcoin assets held in storage, as your response to bullet 5 indicates.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we will revise our disclosure, commencing with the 2024 Q3 Form 10-Q, regarding the identity of our third-party custodian, our custody procedures and arrangements, including filing the custody agreement as an exhibit, to further detail such custodial relationships, and we intend to include such disclosure in future filings. In addition, we will disclose the material risks attendant to self-custodying crypto assets and that our insurance providers do not have inspection rights associated with our Bitcoin assets held in cold storage.

Item 1A. Risk Factors

Risks Related to the Price of Bitcoin, page 18

13.	We note your response to prior comment 3 and the added risk factor on page 39 of your June 30, 2024 Form 10-Q titled, “Our success depends on external factors affecting the Bitcoin industry.” Please further revise future filings to also discuss the risks of front- running, as previously requested.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we will revise our disclosure, commencing with the 2024 Q3 Form 10-Q, regarding external factors affecting the Bitcoin industry to discuss the risks of front-running, and we intend to include such disclosure in future filings.

14.	We note your response to prior comment 4 and the added risk factor on page 40 of your June 30, 2024 Form 10-Q titled, “There is a finite supply of Bitcoin and the number of new Bitcoin rewarded per block….” In future filings, please expand this risk factor to provide quantitative disclosure addressing the maximum number of Bitcoins that may be released into circulation and the number of Bitcoins currently in circulation.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we will revise our disclosure, commencing with the 2024 Q3 Form 10-Q, to provide quantitative disclosure regarding the finite supply of Bitcoin, and we intend to include such disclosure in future filings.

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Securities and Exchange Commission

November 1, 2024

Risks Related to our Operations

Incorrect or fraudulent Bitcoin transactions may be irreversible…, page 22

15.	We note your response to prior comment 6 and revised risk factor disclosure on page 41 of your June 30, 2024 Form 10-Q that, among others, you require your custodian to maintain insurance policies against cyber-attacks and other unauthorized intrusion events which may target your Bitcoin, and you have “certain” indemnification protections from your custodian in such events. Please further revise future filings to disclose the amount of coverage, term, termination provisions, renewal options and limitations on coverage provided by your custodian, as previously requested. Additionally, please describe the “certain” indemnification protections you have from your custodian, as your revised disclosure references.

Company Response: We respectfully acknowledge the Staff’s comment and respond to the Staff’s comment as follows:

Indemnification Protections Provided by Our Custodian

We are a party to a Digital Asset Custodial Agreement, dated as of November 1, 2023 (the “Custody Agreement”), between us and NYDIG Trust Company LLC (“NYDIG”). Pursuant to the Custody Agreement, NYDIG has agreed to indemnify us against direct claims for loss of custodied assets that arise directly from NYDIG’s or NYDIG’s nominees’ grossly negligent action, grossly negligent failure to act, bad faith, or willful misconduct. We will revise our disclosure, commencing with the 2024 Q3 Form 10-Q, regarding indemnification protections from our custodian, and we intend to include such disclosure in future filings.

Insurance Coverage of Our Custodian

Our custodian, NYDIG, has represented to us that it maintains insurance policies on the terms set forth on Appendix “A” hereto. Based on such information, we have determined that such insurance coverage is immaterial and not sufficient to cover a material loss of our Bitcoin. We will enhance our disclosure, commencing with the 2024 Q3 Form 10-Q, regarding risks relating to our lack of insurance protection, and we intend to include such disclosure in future filings.

Form 8-K Dated July 31, 2024

Exhibits

16.	In the Second Quarter 2024 Financial Results section of your press release provided as Exhibit 99.1 we note your disclosure of “Bitcoin Mining revenue in excess of Bitcoin Mining cost of revenue” and “Engineering revenue in excess of Engineering cost of revenue” and associated percentages of the revenue amounts (e.g., 37% of Bitcoin Mining revenue for the second quarter of 2024) for both the current year and prior year quarters. We note that the amounts of revenue in excess of cost (i.e., essentially gross profit) and the related percentages (i.e., essentially gross margin) are effectively non-GAAP measures as the costs of revenues you present do not include depreciation of mining equipment and therefore are not fully costed. Please represent to us that

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Securities and Exchange Commission

November 1, 2024

in future earnings releases furnished under Item 2.02 of Form 8-K you will provide:
●	The most directly comparable GAAP measures (i.e., fully-costed gross profits for the former and gross margins for the latter) with equal or greater prominence;
●	A reconciliation from the most directly comparable GAAP measure to your non- GAAP measures;
●	A statement disclosing the reasons why you believe the non-GAAP measures are useful information to investors; and
●	To the extent material, a statement disclosing the additional purposes, if any, for your use of these non-GAAP measures.

See Instruction 2 for Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-X. Also see footnote 27 to the Non-GAAP Financial Measures Adopting Release No. 33-8176.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we revised our disclosures in our earnings press release, included as Exhibit 99.1 on Form 8-K filed with the SEC on October 30, 2024, to address the presentation of the most directly comparable GAAP measures with equal or greater prominence, reconciliations, and disclosures pertaining to our beliefs as to why presented non-GAAP measures are useful to investors, and we intend to include such disclosures in future filings.

17.	On slide 3 of your Q2 2024 Update presentation provided as Exhibit 99.2 we note your disclosure of Bitcoin Mining gross margin in footnote 2 characterized as a GAAP measure that is actually a non-GAAP measures because it excludes depreciation of your mining equipment and therefore is not fully-costed. Please represent to us that in future presentations you will:
●	rename the current measure to indicate that it is non-GAAP;
●	provide the most directly comparable GAAP gross margin that includes depreciation of your mining equipment; and
●	reconcile your non-GAAP measure to the GAAP gross margin that includes depreciation of your mining equipment.

See Items 100(a)(1) and 100(a)(2) of Regulation G.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we revised our disclosures in our Q3 2024 Update presentation, included as Exhibit 99.2 on Form 8-K filed with the SEC on October 30, 2024, to present, as applicable, identification of non-GAAP measures, providing the most directly comparable GAAP gross margin, and reconciliation of non-GAAP measures to the GAAP gross margin, and we intend to include such disclosures in future filings.

18.	In section 2 on slide 3 of your Q2 2024 Update presentation provided as Exhibit 99.2 you disclose Bitcoin Mining gross margin of 62% for the second quarter of 2024 that you characterize as a non-GAAP measure in footnote 3 because it nets power curtailment credits. Please represent to us that in future presentations you will:

***FOIA CONFIDENTIAL TREATMENT REQUESTED

BY RIOT PLATFORMS, INC.***

Securities and Exchange Commission

November 1, 2024

●	provide the most directly comparable GAAP gross margin that includes depreciation of your mining equipment; and
●	reconcile your non-GAAP measure to the GAAP gross margin that includes depreciation of your mining equipment.

See Items 100(a)(1) and 100(a)(2) of Regulation G.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we revised our disclosures in our Q3 2024 Update presentation, included as Exhibit 99.2 on Form 8-K filed with the SEC on October 30, 2024, to present, as applicable, the most directly comparable GAAP gross margin, and reconciliation of non-GAAP measures to the GAAP gross margin, as applicable, and we intend to include such disclosures in future filings.

***FOIA CONFIDENTIAL TREATMENT REQUESTED

BY RIOT PLATFORMS, INC.***

Securities and Exchange Commission

November 1, 2024

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to contact the undersigned at (303) 794-2000 or our counsel, Ivan A. Colao, Esq., of Holland & Knight LLP, at (904) 798-5488.

Sincerely,

/s/ Ryan D. Werner

Ryan D. Werner, SVP, Chief Accounting Officer

CC: Jason Les, Chief Executive Officer, Riot Platforms, Inc.

Colin Yee, Executive Vice President & Chief Financial Officer, Riot Platforms, Inc.

William Jackman, Executive Vice President & General Counsel, Riot Platforms, Inc.

Ivan A. Colao, Esq., Holland & Knight LLP

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BY RIOT PLATFORMS, INC.***

Securities and Exchange Commission

November 1, 2024

Appendix “A”

Insurance Coverage of Our Custodian

Rule 83 Confidential Treatment Request by Riot Platforms, Inc. Request #1

[***]1

Pursuant to SEC Rule 83 (17 CFR 200.83), Riot Platforms, Inc. respectfully requests that the information contained in this Request #1 be treated as confidential information and withheld from public disclosure. The Company further requests that the SEC provide timely, advance notice to Mr. William R. Jackman, Esq., Executive Vice President and General Counsel, Riot Platforms, Inc., in writing to: Riot Platforms, Inc., 3855 Ambrosia Street, Suite 301, Castle Rock, Colorado, USA 80109, attention: William Jackman, Executive Vice President and General Counsel, or via email to: legal@riot.inc, or verbally, by telephone to: +1 (303) 794-2000, ext. 130, before it permits any disclosure of the bracketed information contained in this Request #1.

1 Riot Platforms, Inc. requests confidential treatment pursuant to SEC Rule 83.

***FOIA CONFIDENTIAL TREATMENT REQUESTED

BY RIOT PLATFORMS, INC.***